Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
FuelCell Energy, Inc.

We consent to the use of our reports dated January 14, 2013, with respect to the consolidated balance sheets of FuelCell Energy, Inc. as of October 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity (deficit), and cash flows for each of the years in the three-year period ended October 31, 2012, and the effectiveness of internal control over financial reporting as of October 31, 2012, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP
Hartford, Connecticut
March 15, 2013